UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K /A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42181

DirectBooking Technology Co., Ltd.

(Registrant’s Name)

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A amends the Report on Form 6-K originally furnished by DirectBooking Technology Co., Ltd. (the “Company”) to the Securities and Exchange Commission on March 26, 2026 (the “Original Form 6-K”).

The Original Form 6-K furnished a press release as Exhibit 99.1 announcing the results of the Company’s extraordinary general meeting of shareholders held on March 25, 2026. Exhibit 99.1 contained a typographical error in the amount of the Company’s post-increase authorised share capital under the section titled “Increase of Share Capital.”

This Form 6-K/A is being furnished solely to correct that typographical error in Exhibit 99.1. A corrected version of Exhibit 99.1 is furnished herewith and replaces in its entirety the version previously furnished as Exhibit 99.1 to the Original Form 6-K. Except as expressly set forth herein, the Original Form 6-K remains unchanged.

2

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 26, 2026, DirectBooking Technology Co., Ltd. (the “Company”) issued a press release announcing the results of its extraordinary general meeting of shareholders (the “Meeting” or “Extraordinary General Meeting”), which was held on March 25, 2026, in Hong Kong.

A corrected copy of the press release is furnished as Exhibit 99.1 to this Form 6-K/A.

Exhibits

Exhibit No.	Description of Exhibit
99.1	Press Release, dated March 26, 2026, regarding results of the Extraordinary General Meeting, as corrected

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIRECTBOOKING TECHNOLOGY CO., LTD.

Date: April 16, 2026	By:	/s/ Tan Yu
	Name:	Tan Yu
	Title:	Chief Executive Officer, Chairman of the Board and Director

4